UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM-12b-25

                       NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                   [ ] Form 10-QSB  [ ] Form N-SAR

              For Period Ended: July 31, 1997
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant
             CASPEN OIL, INC.
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Former Name if Applicable
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Address of Principal Executive Offices (Street and Number)
             Irongate 3, Suite 201
             777 South Wadsworth Blvd.
             Lakewood, CO  80226
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]  (a)  The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
               Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed)

     The Registrant is unable to meet the prescribed deadline.

PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

         Gary N. Davis              303          987-0925
         ------------------       -------      --------------
         (Name)                 (Area Code)  (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or
         Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [X] YES  [ ] NO

     -----------------------------------------------------------

    (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] YES [X] NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             CASPEN OIL, INC.
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  October 28, 1997                  By /s/Gary N. Davis
    -----------------------          ---------------------------
                                           Treasurer

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                 ATTENTION
  Intentional misstatements or omissions of fact constitute
  Federal Criminal Violations (See 18 U.S.C. 1001).






Exhibit:   Accountant's Statement


October 27, 1997



Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C.  20549

Dear Sir/Ma'am:

We are the independent auditors for Caspen Oil, Inc. and Subsidiaries for the year ended July 31, 1997. We believe that the form 10K for Caspen Oil, Inc. and Subsidiaries for that year cannot be filed by the due date of October 28, 1997.

This form cannot be filed due to remaining accounting work that needs to be completed with regard to the oil and gas reserve report, and the production of the consolidated financial statements.

Very truly yours,


John M. Hanson & Company, P.C.

/ds